

Mail Stop 3030

March 3, 2009

Via Facsimile and U.S. Mail

Mr. Jeffery T. Halloran
Chief Executive Officer
Phantom Fiber Corporation
144 Front Street, Suite 580
Toronto, Ontario, Canada, M5J 2L7

> **Re: Phantom Fiber Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 1-15627**

Dear Mr. Halloran:

    We have reviewed your letter dated December 12, 2008 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended December 31, 2007

General

1.   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   Please furnish your correspondence dated December 12, 2008 on EDGAR, as required by Rule 101 of Regulation S-T.

Consolidated Statements of Cash Flows, page F-6

3.   We have reviewed your prior response to prior comment 1. Please address the following:

- Explain to us why the amounts presented on your statement of cash flows related to the effect of exchange rate changes on your cash balances held in foreign currencies is the same as foreign exchange translation adjustment presented in your consolidated statement of changes in stockholders' deficiency on page F-5;

- Explain to us how your foreign currency translation adjustments recorded in accumulated other comprehensive income is consistent with paragraphs 12-14 of SFAS 52; and

- If material revise future filings to provide the disclosures required by paragraph 31 of SFAS 52.

Exhibit 31.1

4.   We note your response to prior comment 6. Please amend your Form 10-K and Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 to include the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification in the form set forth in Exhibit 601 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202)

551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief